Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of May 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: May 30  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE

FIFTY-FIFTH (55th) ORDINARY GENERAL ASSEMBLY

(FISCAL YEAR 1/1/2006 – 31/12/2006)

Pursuant to the Law and the Articles of Association and following resolution no 2785 of the Board of Directors, dated 29/05/2007 (agenda item 4), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the fifty-fifth (55th) Ordinary General Assembly, on June 21, 2007, at 16:00 hours, at the company’s headquarters (99, Kifissias Ave – Athens), in order to discuss and decide upon the following:

1.

Submission for approval of the Management Report of the Board of Directors, and the Audit Reports prepared by Certified Auditors on the stand-alone annual financial statements and the consolidated annual financial statements of OTE SA ended on 31/12/2006, including the annual financial statements (both stand-alone and consolidated) of 31/12/2006.

2.

Exoneration of the members of the Board of Directors and the Auditors of all liability for fiscal year 2006, pursuant to article 35 of Codified Law 2190/1920

3.

Appointment of Chartered Auditors for the fiscal year 2007 and determination of its fees.

4.

 Renewal of agreement for the covering of civil liability of members of the Board of Directors and the company’s executive directors in the exercise of their responsibilities, duties or authorities. Delegation of signature.

5.

Approval of remuneration paid to the members of the Board of Directors, the Audit Committee and the HR Remuneration Committee for fiscal year 2006 and determination of their remuneration for 2007.

6.

Approval of the remuneration paid in 2006 to the Chairman of the Board of Directors and CEO, determination of a special premium based on efficiency for fiscal year 2006 and determination of his remuneration for 2007. Approval of the amendment of the respective clause of his contract with OTE and delegation of signature.

7.

Approval of the basic terms and conditions of a project to be assigned to a member of the Board, pursuant to article 23a of the Law 2190/1920, and authorization to conclude such contract.

8.

 Approval of the spin-off of the branch of international installations and international cable infrastructures and of the licenses of OTE SA for the use of the INTEC-ITU pricing system and contribution to the affiliated company bearing the corporate name “OTE International Solutions SA (OteGlobe), pursuant to the provisions of the Law 2166/1993 and 2937/2001. Determinations of the clauses of the contribution agreement and appointment of the company delegate for the signature of the agreement before a Notary Public.

9.

 Approval of a stock repurchase  program, of OTE S.A, according to paragraph 5 article 16 of the Law 2190/1920.

10.

Appointment of five new Board members for a three-year term, following termination of office of equal number members to the 11-membered Board, pursuant to Article 9, para. 2 of the Articles of Incorporation and appointment of independent members of the Board of Directors.

In order to participate, in person or by proxy, in the said Ordinary General Assembly, Shareholders must have seen to the following:

—

If their OTE shares are not on their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

—

If their OTE shares are on their Depository Account, Shareholders must obtain from the Hellenic Exchanges SA (former Central Securities Depository Office SA) certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

MAROUSI, 30/05/2007

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 30, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer